UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

SCHEDULE 13G
Under the Securities and Exchange Act of 1934

(Amendment No. 8)*

Washington Trust Bancorp, Inc.

(Name of Issuer)

Common Stock, $.0625 par value

(Title of Class of Securities)

940610 10 8

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) **David W. Wallace**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION **United States**

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER **892,000**
	6	SHARED VOTING POWER **1,119,787**
	7	SOLE DISPOSITIVE POWER **892,000**
	8	SHARED DISPOSITIVE POWER **1,119,787**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,011,787**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 **14.963%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) **IN**

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) **Robert R. Young Foundation**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER **0**
	6	SHARED VOTING POWER **662,767**
	7	SOLE DISPOSITIVE POWER **0**
	8	SHARED DISPOSITIVE POWER **662,767**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **662,767**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 **4.929%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) **OO - Charitable Corporation**

Item 1(a). **Name of Issuer:**

Washington Trust Bancorp, Inc. (the "Issuer")

Item 1(b). **Address of Issuer's Principal Executive Offices:**

23 Broad Street, Westerly, RI 02891

Item 2(a). **Name of Person Filing:**

This statement is being filed by the following persons with respect to the shares of Common Stock of the Issuer directly owned by:

(i) David W. Wallace:

(ii) Robert R. Young Foundation

Item 2(b). **Address of Principal Business Office or, if None, Residence:**

Address for David W. Wallace:

680 Steamboat Road, Greenwich, CT 06830

Address for the Robert R. Young Foundation:

P.O. Box 1423, Greenwich, CT 06830

Item 2(d). **Title of Class of Securities:**

Common Stock, $.0625 par value

Item 2(e). **CUSIP Number:**

940610 10 8

Item 3. **If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:** N/A

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 780).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 780c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act . (15 U.S.C. 780c)

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a.3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
For Mr. Wallace:

(a) Amount beneficially owned:

2,011,787 Shares of Common Stock

(b) Percent of class:

14.963%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

892,000

(ii) Shared power to vote or to direct the vote

1,119,787[1]

(iii) Sole power to dispose or to direct the disposition

892,000

(iv) Shared power to dispose or to direct the disposition

1,119,787[2]

For Robert R. Young Foundation:

(a) Amount beneficially owned:

662,767 Shares of Common Stock

(b) Percent of class:

14.929%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

662,767

(iii) Sole power to dispose or to direct the disposition

0

(iv) Shared power to dispose or to direct the disposition

662,767

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1   Includes 128,000 shares owned by Mr. Wallace's spouse, 662,767 shares held by the Robert R. Young Foundation of which Mr. Wallace serves as president and trustee, and 329,020 shares held by the Jean and David W. Wallace Foundation of which Mr. Wallace serves as president and trustee.

2   Includes 128,000 shares owned by Mr. Wallace's spouse, 662,767 shares held by the Robert R. Young Foundation of which Mr. Wallace serves as president and trustee, and 329,020 shares held by the Jean and David W. Wallace Foundation of which Mr. Wallace serves as president and trustee.

Item 5. **Ownership of Five Percent or Less of a Class.**
 If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. **Ownership of More than Five Percent on Behalf of Another Person.**
 N/A

Item 7. **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.**
 N/A

Item 8. **Identification and Classification of Members of the Group.**
 N/A

Item 9. **Notice of Dissolution of Group.**
 N/A

Item 10. **Certifications.**
 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

---

3 The Robert R. Young Foundation has ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007

DAVID W. WALLACE

By: /s/ David W. Wallace_____
      Name: David W. Wallace

ROBERT R. YOUNG FOUNDATION

By: /s/ David W. Wallance_____
      Name: David W. Wallace
      Title: President and Trustee